

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2020

James Rhyu
Chief Financial Officer
K12 INC
2300 Corporate Park Drive
Herndon, Virginia 20171

> **Re: K12 INC**
> **Form 10-K for the Fiscal Year Ended June 30, 2019**
> **Filed August 7, 2019**
> **File No. 1-33883**

Dear Mr. Rhyu:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Vincent Mathis, General Counsel